1. Name and Address of Reporting Person
   Melrose, Kendrick B.
   8111 Lyndale Avenue South
   Bloomington, MN 55420-1196
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Toro Company (TTC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/30/2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   05/07/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer & Chai
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    04/01/2002            G     V   -3390 <F1>  D   $0.0000                   D
Common Stock                    04/03/2002            G     V   -47 <F1>    D   $0.0000                   D
Common Stock                    04/10/2002            S         -10000 <F2> D   $62.0500   190677         D
Common Stock                                                                               0              I           Cust of dtr.
                                                                                                                      Velia E.
Common Stock                                                                               0              I           Matching
                                                                                                                      Stock Trustee
Common Stock                                                                               4009.637       I           Held by ESOP
                                                                                                                      Trustee
Common Stock                                                                               5003.859       I           401(k) PLAN
Common Stock                                                                               0              I           Cust. of dtr.
                                                                                                                      Kendra
Common Stock                    04/17/2002            J         -113        D   $0.0000    0              I           By stepson
                                                      <F3>
Common Stock                                                                               226            I           By
                                                                                                                      grandchildren
Common Stock Units                                                                         19062.885      D
Matching Units                                                                             9531.211       D
Performance Share Units                                                                    68654.753      D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+

Explanation of Responses:

<F1>
Gift to former spouse and reporting person disclaims beneficial ownership of all securities held by former spouse, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other person.
<F2>
Mr. Melrose sold 10,000 shares in a private transaction with the company.
<F3>
Transfer of custodial account for stepson to reporting person's former spouse as the new custodian.

SIGNATURE OF REPORTING PERSON
/s/ N. Jeanne Ryan

DATE
01/07/2003